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+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

       Commisso                      Rocco                            B.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

c/o Mediacom Communications Corporation, 100 Crystal Run Road
--------------------------------------------------------------------------------
                                   (Street)

       Middletown                  New York                           10941
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol Mediacom Communications
                                             Corporation (MCCC)
                                             -----------------------------------

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)
                --------------

4.  Statement for Month/Year    February 2000
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


    _X_ Director    _X_ Officer             _X_ 10% Owner    ___ Other
                        (give title below)                       (specify below)

    Chairman and Chief Executive Officer
    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

    _X__ Form filed by One Reporting Person
    ____ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock    2/4/00          P       250,000         A       $19.00          250,000            D
------------------------------------------------------------------------------------------------------------------------------------

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

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Class B Common Stock                    (1)              2/9/00                 J(2)            27,921,111
-----------------------------------------------------------------------------------------------------------------------------
Stock Options (Right to Buy)            $19.00           2/9/00                 J(3)             6,851,107
-----------------------------------------------------------------------------------------------------------------------------
Employee Stock Options (Right to Buy)   $19.00           2/3/00                 A                  948,892
-----------------------------------------------------------------------------------------------------------------------------
Employee Stock Options (Right to Buy)   $19.00           2/3/00                 A                   38,149
-----------------------------------------------------------------------------------------------------------------------------

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-----------------------------------------------------------------------------------------------------------------------------

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

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Securities    ficial
                                                                                (Instr.     ficially         Bene-         Owner-
                               --------------------------------------------     5)          Owned            ficially      ship
                               Date     Expira-              Amount or                      at End           Owned at      (Instr.
                               Exer-    tion         Title   Number of                      of               End of        4)
                               cisable  Date                 Shares                         Month            Month(1)
                                                                                            (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                        (1)             None    Class A Common Stock    27,921,111      (2)     27,921,111      D
------------------------------------------------------------------------------------------------------------------------------------
                       8/3/00          2/2/05   Class B Common Stock     6,851,107      (3)      6,851,107      D
------------------------------------------------------------------------------------------------------------------------------------
                       8/3/00          2/2/10   Class B Common Stock       948,892                 948,892      D
------------------------------------------------------------------------------------------------------------------------------------
                       8/3/00          2/2/10   Class A Common Stock        38,149                  38,149      D
------------------------------------------------------------------------------------------------------------------------------------

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

Explanation of Responses:

(1) Each share of Class B Common Stock is convertible into one share of Class A Common Stock in accordance with the terms of the Issuer's Restated Certificate of Incorporation without payment of any conversion price.

(2) The Reporting Person acquired the Class B Common Stock immediately prior to the consummation of the Issuer's initial public offering in exchange for membership units of a limited liability company based upon a price per share of $19.00.

(3) The Reporting Person acquired the Stock Options immediately prior to the consummation of the Issuer's initial public offering in connection with the amendment and the removal of a portion of a special allocation provision of the operating agreement of a limited liability company.

          /s/ Rocco B. Commisso                 3/9/00
          -------------------------------  -----------------
          **Signature of Reporting Person        Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

        * If this form is filed by more than one reporting person, see Instruction 4(b)(v).

       ** Intentional misstatements or omissions of facts constitute Federal
          Criminal Violations.
          See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   Note: File three copies of this Form, one of which must be manually signed.
         If space provided is insufficient, see Instruction 6 for procedure.